Exhibit 99.1

Metalpha to Hold 2024 Annual General Meeting of Shareholders

(HONG KONG, Mar. 8, 2024) -- Metalpha Technology Holding Limited (Nasdaq: MATH) (the “Company” or “Metalpha”), a global digital asset-focused wealth management company, announced today that it will hold the 2024 annual general meeting (the “AGM”) of shareholders of the Company at Suite 1508, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, People’s Republic of China on March 29, 2024 at 11:30 a.m. (Hong Kong time), for the purposes of considering and, if thought fit, passing the proposed resolutions set forth in the notice of the AGM (the “AGM Notice”). Members of record of the Company’s ordinary shares, par value $0.0001 per share, registered on the Company’s register of members as of 5:00 p.m. on March 8, 2024 (Hong Kong time) are entitled to attend and vote at the AGM in person or by proxy. A copy of the AGM Notice posted to the Company’s website and a form of the voting proxy for the AGM is attached as Exhibit 99.2 and Exhibit 99.3, respectively, to the Current Report on Form 6-K furnished by the Company with the United States Securities and Exchange Commission today.

About Metalpha Technology Holding Limited

Founded in 2015, Metalpha Technology Holding Limited (Nasdaq: MATH) went public on October 20, 2017. The listed Company is dedicated to providing investing and digital asset-focused wealth management services with a full-service, institutional-grade platform. With dedicated blockchain expertise, the Company aims to become a leader in the field of digital asset-focused wealth management services, bringing robust innovation and transparency to the customers and businesses it serves.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause Metalpha’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Contact

Yiwei Wang

info@metalpha.finance